                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 11-K




[X]                   Annual Report Pursuant to Section 15(d) of the
                Securities Exchange Act of 1934 (Fee Required)
                     For The Year Ended December 31, 2000


                                      or


[_]                  Transition Report Pursuant to Section 15(d) of the
                Securities Exchange Act of 1934 (No Fee Required)
                     For The Transition Period from_________to



                        Commission File Number 00107923



                           HANDLEMAN COMPANY SALARY
                                 DEFERRAL PLAN
                                 -------------
                           (Full title of the Plan)



                               HANDLEMAN COMPANY
                               -----------------
         (Name of issuer of the securities held pursuant to the Plan)

                              500 Kirts Boulevard
                             Troy, Michigan 48084
                             --------------------
                   (Address of principal executive offices)


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The following financial statements and exhibits are presented pursuant to
Section 15(d) of the Securities Exchange Act of 1934:

                                                                     Page
                                                                     ----
  (a)      Financial Statements:

           Report of Independent Accountants                           I-1

           Statement of Assets Available for Benefits
           as of December 31, 2000 and 1999                            I-2

           Statement of Changes in Assets Available for
           Benefits for the year ended December 31, 2000               I-3

           Notes to Financial Statements                             I-4 to I-6

           Schedule of Assets Held for Investment
           Purposes as of December 31, 2000                            I-7



                                                                     Exhibit
                                                                     Number
                                                                     -------
  (b)      1.    Consent of Independent Accountants with
                 respect to their report on their audit of
                 the financial statements of the Handleman
                 Company Salary Deferral Plan as of and
                 for the year ended December 31, 2000                  23


                                   SIGNATURE
                                   ---------

  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                    HANDLEMAN COMPANY SALARY DEFERRAL PLAN

                    By: /s/ Leonard A. Brams
                        -------------------------------------------------
                        Leonard A. Brams, Senior Vice President and Chief Financial Officer
                        Handleman Company


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                               HANDLEMAN COMPANY
                             SALARY DEFERRAL PLAN

                         INDEX TO FINANCIAL STATEMENTS
                         -----------------------------



                                                                    PAGES
                                                                    -----

   Report of Independent Accountants                                 4


   Financial Statements:


    Statement of Assets Available for
    Benefits as of December 31, 2000 and 1999                        5


    Statement of Changes in Assets Available
    for Benefits for the year ended
    December 31, 2000                                                6


    Notes to Financial Statements                                    7-9


   Supplemental Schedules:

    Schedule of Assets Held for
    Investment Purposes as of December 31, 2000                      10




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                       Report of Independent Accountants

To the Participants and Administrator of the Handleman Company Salary Deferral Plan:

In our opinion, the accompanying statements of net assets available for benefits and of accumulated plan benefits and the related statements of changes in net assets available for benefits and of changes in accumulated plan benefits present fairly, in all material respects, the financial status of the Handleman Company Salary Deferral Plan (the "Plan") at December 31, 2000 and December 31, 1999, and the changes in its financial status for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of this Form 11-K are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PricewaterhouseCoopers LLP



Detroit, Michigan
June 8, 2001

                               HANDLEMAN COMPANY
                             SALARY DEFERRAL PLAN
                  STATEMENT OF ASSETS AVAILABLE FOR BENEFITS


                                                                                           December 31,
                                                                                           -----------
                                                                                     2000               1999
                                                                               --------------      ---------------
ASSETS:
Accrued dividends and interest                                                    $       430          $       568

Employee contributions receivable                                                      86,231                    0

Employer contribution receivable                                                       16,159                    0

Investments, at fair value                                                         15,013,896           15,027,335

Loans to participants at rates of  8.75% to 10.50%, maturing in 1 to 5 years          391,629              425,597
                                                                               --------------      ---------------
ASSETS AVAILABLE FOR BENEFITS                                                     $15,508,345          $15,453,500
                                                                               ==============      ===============

The accompanying notes are an integral part of the financial statements.



                                      I-2

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                               HANDLEMAN COMPANY
                             SALARY DEFERRAL PLAN

                        STATEMENT OF CHANGES IN ASSETS
                            AVAILABLE FOR BENEFITS

                     for the year ended December 31, 2000
                     ------------------------------------


Additions:

  Employer contributions                                       $   387,175

  Employee contributions                                         2,194,947

  Dividend income                                                  661,504

  Interest income                                                   36,759

  Other                                                              3,169
                                                               -----------
     Total additions                                             3,283,554

Deductions:

  Participants' benefits paid                                      837,479

  Net depreciation in fair value of investments                  2,359,679

  Other                                                             31,551
                                                               -----------

     Total deductions                                            3,228,709
                                                               -----------

  Net increase                                                      54,845

     Assets available for benefits,                             15,453,500
     beginning of year                                         -----------

     Assets available for benefits,                            $15,508,345
     end of year                                               ===========




The accompanying notes are an integral part of the financial statements.


                                      I-3

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                               HANDLEMAN COMPANY
                             SALARY DEFERRAL PLAN
                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------



1.    Description of Plan
      -------------------

      The following description of the Handleman Company Salary Deferral Plan (the "Plan") provides only general information. Participants should refer to the Plan Document for a complete description of the Plan's provisions.

      General

      The Plan is a defined contribution plan which includes salary deferral and employee stock ownership provisions. The Plan covers nearly all employees of the Handleman Company (the "Company") and subsidiaries and affiliates that have adopted the Plan. Effective May 1, 2001 eligibility for covered employees to enter the Plan was changed from one year of service to the first of the month following sixty days of employment. The Plan generally excludes employees that are covered by collective bargaining agreements, laid off, on leave of absence, on active duty in the armed forces of any nation other than the armed forces of the United States of America, leased employees, or any person whose status as an employee is the result of a judicial or administrative determination. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

      Contributions

      Employee authorized contributions of tax deferred compensation are limited in any one year to the lesser of fifteen percent of employee compensation or the statutory maximum. In addition, total contributions by highly compensated employees cannot exceed specific percentage limitations of the aggregate contributions of all other employees as set forth in the Internal Revenue Code.

      The Company provides for a matching contribution equal to 25 percent of the elective salary deferral contribution made by each participant, up to six percent of such participant's compensation, to be invested in Company stock. Effective May 1, 2001, the Plan was amended to change Company matching contributions to 50 percent of the elective contribution by each participant, up to six percent of such participant's compensation, to be invested in Company stock.

      Plan Assets

      Employees may direct employee and employer contributions to the Plan into Company stock or various investment funds, which are established by the Company from time to time.

      Participant Accounts

      Each participant's account is credited with employee contributions, in addition to an allocation of any Company contribution and Plan earnings, net of Plan expenses. In addition to the Company match, the Company shall allocate discretional contributions and forfeitures if any, as of the last day of the Plan Year among Company Contribution Accounts of the Participants who received Creditable Compensation during the Plan Year. Top Heavy Contributions, if any, shall also be allocated as of the last day of the Plan Year to the account of each Participant who is a Non-Key Employee. To receive a share of the discretionary contributions, forfeitures and/or Non-Key Employee Contributions, a participant must be employed by the Company on the last day of the Plan Year.

         Salary Deferral Portion of Plan - Company contributions to the Salary
         -------------------------------
         Deferral portion of the Plan are allocated to participants who are eligible as defined by the Plan. There are certain limitations on the amounts which can be allocated.

         Stock Ownership Portion of Plan - Effective May 2, 1994, the Plan was
         -------------------------------
         amended to discontinue Company contributions for employees hired after April 30, 1994. As of December 31, 1996, Company contributions for all employees were discontinued.

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                               HANDLEMAN COMPANY
                             SALARY DEFERRAL PLAN
                   NOTES TO FINANCIAL STATEMENTS, Continued
                   -----------------------------

1.    Description of Plan, continued
      -------------------

      Loans to Participants

      The Plan allows participants to borrow against their account balances. The maximum loan to any participant is the lesser of 50% of the participant's non-forfeitable salary deferral account balance or $50,000.

      Plan Expenses

      Expenses of the Trustee and Administrative Committee are charged to participant accounts unless the Company at its discretion elects to pay these expenses.

      Vesting

      The Plan includes a graded vesting schedule for matching contributions of 20 percent for each year of service, resulting in 100 percent vesting after five years of service. Non-vested Company contributions for terminated participants are forfeited by the participant and are used to reduce future employer contributions to the Plan.

      Payment of Benefits

      On termination of service, a participant will be eligible to receive the plan assets allocated to the participant's account and which have vested or an equivalent amount in cash. At December 31, 2000 and 1999, $229,961 and $198,937 respectively, were reported as benefits payable on the Form 5500.

2.    Summary of Accounting Policies
      ------------------------------

      Company Contributions

      Company contributions are accrued in the plan year to which the contributions relate. Company contributions are in the form of cash, which will be used to buy Company stock.

      Investments

      At the end of the plan year, Company stock is valued at the closing market price of the stock on the last business day of the Plan's year. The Victory U.S. Government Obligations Fund, American Balanced Fund, Victory Stock Index Fund, Neuberger Berman Genesis Asset Fund, Fidelity Growth Opportunity Fund, Janus Worldwide Fund and Employee Benefit Money Market Fund are reflected at estimated fair values or at the fair value as determined by quoted market prices at the year-end date as reported by the Plan's investment custodian, KeyCorp.

      The basis on which cost is determined to compute realized gains or losses from sales of investments, other than the Company stock, is average cost. The basis on which cost is determined for the Company stock is specific identification.

      The Plan presents in the statement of changes in assets the net appreciation (depreciation) in fair value of investments which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

      For purposes of determining Company contributions, Company stock received as the Company contribution is valued at the closing price on the day the contribution is made.

                                      I-5

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                               HANDLEMAN COMPANY
                             SALARY DEFERRAL PLAN
                   NOTES TO FINANCIAL STATEMENTS, Continued
                   -----------------------------

2.    Summary of Accounting Policies, continued
      ------------------------------

      Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of changes in assets during the reporting period. Actual results could differ from these estimates.

3.    Investments
      -----------

      The following presents investments that represent 5 percent or more of the Plan's net assets.


                                                                                             December 31,
                                                                                       2000                1999
                                                                                       ----                ----
           Victory U.S. Government Obligations Fund 136,769 and                    $ 1,758,935         $ 1,677,820
           137,921 shares, respectively.

           American Balanced Fund 192,980 and 182,671 shares, respectively.          2,985,406           2,634,128

           Victory Stock Index Fund 273,433 and 272,315 shares, respectively.        5,846,001           6,652,656

           Handleman Company Common Stock 243,497 and 183,441 shares,                1,826,343           2,453,027
           respectively.

           Janus Worldwide Fund 27,938 and 13,974 shares, respectively.              1,588,547           1,068,071

           Other                                                                     1,008,664             541,633
                                                                                  ------------        ------------
           Total                                                                   $15,013,896         $15,027,335
                                                                                  ============        ============

4.    Plan Termination
      ----------------

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

5.    Tax Status
      ----------

      The Internal Revenue Service has ruled that the Plan qualifies under
      Section 401 of the Internal Revenue Code ("IRC") and is, therefore, not subject to tax under present income tax laws. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator is not aware of any course or action or series of events that have occurred that might adversely affect the Plan's qualified status.

      The Plan obtained its latest determination letter on November 24, 1997, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC.


                                      I-6

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                               HANDLEMAN COMPANY
                             SALARY DEFERRAL PLAN

                            Calendar Plan year 2000

                SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                -----------------------------------------------


           (a)               (b)                             (c)                                           (d)
                         Identity of                   Description of
                         issue, borrower               investment including
                         lessor, or                    maturity date, rate of interest,         Current
                         similar party                 collateral, par or maturity value        value
                         -------------                 ---------------------------------        -----

           *            KeyCorp                        Cash Equivalents                         $   81,616
                        Employee Benefit
                        Money Market
                        Fund

           *            KeyCorp                        Short Term U.S.                          $1,758,935
                        Victory U.S.                   Treasury Securities
                        Government Obligations Fund

           *            KeyCorp                        Common Stock and                         $2,985,406
                        American
                        Balanced Fund                  Bond Fund

           *            KeyCorp                        Common Stock Fund                        $5,846,001
                        Victory Stock
                        Index Fund

           *            Handleman                      Common Stock                             $1,826,343
                        Company                        $.01 par value
                        Common Stock

           *            KeyCorp                        Common Stock Fund                        $  563,737
                        Neuberger Berman
                        Genesis Assets Fund

           *            KeyCorp                        Common Stock Fund                        $  363,311
                        Fidelity
                        Growth Opportunity Fund

           *            KeyCorp                        Common Stock Fund                        $1,588,547
                        Janus
                        Worldwide Fund

           *            Loans to                       Interest rates of                        $  391,629
                        Participants                   8.75% to 10.50% and
                                                       maturing in 1 to
                                                       5 years



*  These investments are with a party-in-interest

                                      I-7

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